October 14, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
Office of Computers and Online Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for Fiscal Year Ended September 30, 2004
Form 10-Q for Fiscal Quarter Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Wilson:
     This is to confirm the conversations today between Christopher White, Staff Accountant, Stephen Krikorian, Accounting Branch Chief, and our counsel, John J. Huber of Latham & Watkins, LLP, to the effect that The Reynolds and Reynolds Company (the “Company”) expects to respond to the comments in the Staff’s letter, dated September 16, 2005, on or before November 4, 2005. Management, particularly Mr. Geswein, who became Chief Financial Officer on August 23, 2005, is working with the Company’s auditors and consultants, including Mr. Huber, who became counsel to the Company in September 2005, to address the Staff’s comments in a thorough and complete fashion, so that the comments can be resolved without the necessity of another comment letter. As John Huber discussed with Messrs. Krikorian and White today, he will continue to update the Staff between now and November 4th concerning our progress towards that date.
Sincerely,

Joyce Murty
Senior Corporate Counsel

cc:	Stephen Krikorian, Accounting Branch Chief Thomas Ferraro, Senior Staff Accountant Christopher White, Staff Accountant
P.O. Box 1824
Dayton, OH 45401
937.485.2000